FORM 3

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          OMB APPROVAL
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OMB Number             3235-0104
Expires:          April 30, 1997
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hours per response...........0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person:

     Michael J. Smith
     13 Route Florissant, 7th Floor
     1206 Geneva 12
     Switzerland

2.  Date of Event Requiring Statement:  June 17, 1997

3.  IRS or Social Security Number of
    Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol:

    Foxmoor Industries, LTD. (FOXI)

5.  Relationship of Reporting Person to Issuer

    Director

6.  If Amendment, Date of Original (Month/Day/Year).



Table I -- Non-Derivative Securities Beneficially Owned

1.  Title of Security     2.  Amount of Securities        3.  Ownership              4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)                Beneficially Owned              Form:  Direct
                              (Instr. 4)                     (D) or Indirect
                                                             (I) (Instr. 5)
--------------------------------------------------------------------------------------------------------------------------------
Common Stock                  0


     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly (Over)

                    (Print or Type Responses) SEC 1473 (8-92)

     Table II-- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of     2.  Date Exercisable   3.  Title and Amount          4.  Conversion or   5.  Ownership    6.  Nature of Indirect
    Derivative   and Expiration         of Securities Underlying      Exercise Price      Form of          Beneficial Ownership
    Security      Date                  Derivative Security           of Derivative       Derivative       (Instr. 5)
    (Instr. 4)                          (Month/Day/Year)(Instr. 4)    Security            Security:
                                                                                          Direct (D) or
                                                                                          Indirect (I)
                                                                                          (Instr. 5)
                --------------------------------------------------
                Date                                      Amount or
                Exer-      Expira-       Title            Number of
                cisable    tion Date                      Shares
----------------------------------------------------------------------------------------------------------------------------------






     Explanation of Responses:


     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

**Signature of Reporting Person     Date: June 24, 1997



      /s/ Michael J. Smith
      Michael J. Smith